OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street

Cheung Sha Wan, Hong Kong

Tel: +852 21370122

April 10, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Jenna Hough
Erin Jaskot

Re:	OFA Group
Registration Statement on Form F-1
Initially filed February 21, 2025, as amended
File No. 333-285103

Dear Jenna Hough and Erin Jaskot,

On April 8, 2025, OFA Group requested acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 so that it would become effective on April 9, 2025 at 5:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Sheppard, Mullin, Richter & Hampton LLP